UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        AMENDMENT NO. 4 TO SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                            Capitol First Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                            Capitol First Corporation
                            Addison Capital Group LLC
                            Boca First Capital, LLLP
                                  Howard Bloom
                                   Diane Bloom
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   14057T.109
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)


                                 Ashley B. Bloom
                            Capitol First Corporation
                    7100 W. Camino Real Boulevard, Suite 402
                              Boca Raton, FL 33433
                                 (561) 417-7115
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)


                                    Copy to:
                                  Howard Bloom
                            Addison Capital Group LLC
                    7100 W. Camino Real Boulevard, Suite 402
                              Boca Raton, FL 33433

This statement is filed in connection with (check the appropriate box):

[X] a. The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the
     Securities Exchange Act of 1934.

[ ]  b. The filing of a registration statement under the Securities Act of 1933.

[ ]  c. A tender offer.

[ ]  d. None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


                            Calculation of Filing Fee

     Transaction valuation                     Amount of filing fee
     --------------------------------------    ---------------------------------
     $90,474 (1) *                             $18.09 (2)


     * Set forth the amount on which the filing fee is calculated and state how it was determined.

     (1) The above transaction value assumes that in connection with the reverse stock split described in this Schedule 13E-3 Capitol First Corporation will use a ratio of one to 2,000 and purchase fractional interests equivalent to approximately 502,634 pre-split shares of common stock, par value $0.01 per share, of the company for $0.18 per share.

     (2) The above filing fee was determined by multiplying 0.0002 by transaction value.

     [X]   Check box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:    $9.31 and $18.09
                           -----------------------------------------------------

Form or Registration No.:  Schedule 13E-3 and Amendment No. 1 to Schedule 13E-3
                           -----------------------------------------------------

Filing Party:  Capitol First Corporation and Addison Capital Group, LLC,
               -----------------------------------------------------------------
               Boca First Capital, LLLP, Howard Bloom and Diane Bloom
               -----------------------------------------------------------------

Date Filed:    January 27, 2005 and March 24, 2005
               -----------------------------------------------------------------

This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Capitol First Corporation (the "Issuer"), Addison Capital Group LLC, Boca First Capital, LLLP, Howard Bloom and Diane Bloom pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 to report the results of the 1-for-2,000 reverse stock split (the "Reverse Stock Split").

Stockholders holding shares of the Issuer's common stock representing the required majority of votes approved the Reverse Stock Split at Issuer's Special Meeting of Stockholders held on June 6, 2005. As a result of the effectiveness of the Reverse Stock Split, as of June 7, 2005, stockholders holding less than one share after the Reverse Stock Split solely have the right to receive cash at

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

the price of $0.18 per whole share of common stock outstanding immediately prior to the effectiveness of the Reverse Stock Split. The Issuer will be filing a Form 15 with the Securities and Exchange Commission to suspend reporting as a public company as soon as practicable.

Pursuant to General Instructions F and G to Schedule 13E-3, the definitive proxy statement of the Issuer filed on May 6, 2005, including all appendices and exhibits thereto, is expressly incorporated by reference herein in its entirety. Capitalized terms used but not defined in this statement shall have the meanings given to them in the proxy statement.

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

Item 16.   Exhibits.

           (a) Press release of Capital First Corporation, dated June 6, 2005 (incorporated by reference to current report on Form 8-K filed by Capital First Corporation on June 6, 2005).



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

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 6, 2005                    CAPITOL FIRST CORPORATION

                                       By:  /s/ ASHLEY BLOOM
                                            ------------------------------------
                                       Name:  Ashley Bloom
                                       Title: Acting President and
                                              Chief Executive Officer


                                       ADDISON CAPITAL GROUP LLC

                                       By:  /s/ HOWARD BLOOM
                                            ------------------------------------
                                       Name:  Howard Bloom
                                       Title: Member


                                       BOCA FIRST CAPITAL, LLLP

                                       By: Addison Capital Group LLC,
                                           as general partner

                                       By:  /s/ HOWARD BLOOM
                                            ------------------------------------
                                       Name:  Howard Bloom
                                       Title: Member


                                       /s/ HOWARD BLOOM
                                       -----------------------------------------
                                       Howard Bloom


                                       /s/ DIANE BLOOM
                                       -----------------------------------------
                                       Diane Bloom

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